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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            Harvey Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   417660-10-7
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                                 (CUSIP Number)

                                 Bruce Goldsmith
                              Bruce Goldsmith Inc.
                              111 North Beach Road
                              Hobe Sound, FL 33455
                            Telephone: (561) 546-2569
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           (Continued on following pages)

                                (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13D/A                                                 Page 2 of 5 Pages

CUSIP No. 417660-10-7
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         1.   Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Bruce Goldsmith Inc.
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         2.   Check the Appropriate Box if a Member of a Group*

              (a) |_|

              (b) |_|
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         3.   SEC Use Only


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         4.   Source of Funds*


              WC
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Florida
--------------------------------------------------------------------------------
Number of           7.       Sole Voting Power:
Shares
Beneficially                 242,530
Owned by            ------------------------------------------------------------
Each                8.       Shared Voting Power:
Reporting
Person With                  0
                    ------------------------------------------------------------
                    9.       Sole Dispositive Power:

                             242,530
                    ------------------------------------------------------------
                    10.      Shared Dispositive Power:

                             0
--------------------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

              242,530
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         12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
              Shares*  |_|

--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11):

              7.4% (1)
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         14.  Type of Reporting Person*

              CO
--------------------------------------------------------------------------------

(1) Based on 3,282,833 shares of the Issuer outstanding as of January 7, 2002.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Schedule 13D/A                                                 Page 3 of 5 Pages


         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Bruce Goldsmith Inc. (the "Reporting Person"). This Amendment No. 1 incorporates by reference the information contained in the original Schedule 13D dated December 28, 2001 filed by the Reporting Person (the "Original 13D"), and amends and supplements items 3 and 5 thereof as follows. Each capitalized term used herein and not otherwise defined has the meaning given such term in such original Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between the period of December 21, 2001 and March 8, 2002, BGI purchased 63,000 shares of common stock in open market transactions for an aggregate purchase price of approximately $87,898.00 out of working capital and sold 6,500 shares of common stock in open market transactions for an aggregate sale price of approximately $11,880.00.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 8, 2002, BGI beneficially owns 242,530 shares (7.4%) of the Issuer's common stock, based upon the outstanding 3,282,833 shares of the Issuer's common stock reported in its Annual Report on Form 10-KSB for fiscal year ended October 27, 2001.

         (b) As of March 8, 2002, BGI has the sole voting and dispositive power with respect to 242,530 shares of the Issuer's common stock. BGI does not share any voting or dispositive power with respect to the Issuer's common stock.

         (c) During the last 60 days, BGI has engaged in the following open market transactions:

                  Transaction       Quantity       Trade Date        Price Per Share
                  -----------       --------       ----------        ---------------
                  Purchase           3,000         1/10/02           $1.70

                  Purchase           1,000         1/15/02           $1.75

                  Purchase           3,000         1/15/02           $1.56

                  Purchase           1,500         1/18/02           $1.75

                  Purchase           1,000         1/18/02           $1.55

                  Purchase           2,000         1/30/02           $1.60

                  Purchase           2,000         1/30/02           $1.60

                  Purchase           2,000         2/01/02           $1.56

                  Purchase           2,000         2/08/02           $1.53

                  Purchase           5,000         2/08/02           $1.50

                  Purchase           1,500         2/08/02           $1.50

                  Purchase             500         2/08/02           $1.50

                  Purchase             500         2/08/02           $1.50

                  Purchase             700         2/25/02           $1.20

                  Purchase             600         2/26/02           $1.20


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Schedule 13D/A                                                 Page 4 of 5 Pages


                  Purchase           4,700         2/28/02           $1.14

                  Purchase           3,000         2/28/02           $1.14

                  Purchase           5,000         3/04/02           $1.10

                  Purchase          10,000         3/05/02           $1.15

                  Purchase           3,000         3/06/02           $1.15

                  Purchase           2,000         3/08/02           $1.30

           (d)    Not applicable.

           (e)    Not applicable.









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Schedule 13D/A                                                 Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        March 12, 2002
              --------------

                                                BRUCE GOLDSMITH INC.

                                                By:  /s/  Bruce Goldsmith
                                                    -----------------------
                                                Name:  Bruce Goldsmith
                                                Title: President and Director